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Exhibit 12

Ratio of Earnings to Fixed Charges

	2007	2008	2009	2010	2011
Net income (loss) before income tax expense and earnings from equity investments	37,659	(54,511)	(85,575)	(54,239)	(25,775)

Add fixed charges:
Interest expense including amortization of debt issuance costs	70,772	78,071	87,498	101,613	104,703
Estimate of interest within rental expense	4,699	6,885	6,179	5,856	5,281

Total fixed charges	75,471	84,956	93,677	107,469	109,984
Distributed earnings from equity investments	5,727	25,280	31,920	34,411	35,167
Adjusted earnings	118,857	55,725	40,022	87,641	119,376

Ratio of earnings to fixed charges (1)	1.6	0.7	0.4	0.8	1.1

(1)
The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges. Earnings before fixed charges were inadequate to cover total fixed charges by $29,231, $53,655 and $19,828 for years ended 2008, 2009 and 2010, respectively. The computation of adjusted earnings in prior-year disclosures of ratio of earnings to fixed charges did not include the addition of distributed earnings from equity investments (which had the effect of increasing such ratio by 0.1, 0.3, 0.3 and 0.3 in 2007, 2008, 2009 and 2010, respectively).

(2)
The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.

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  Exhibit 12
Ratio of Earnings to Fixed Charges